SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 8)

                                 ISRAMCO, INC.
                                (Name of Issuer)

                     Common Stock par value $.01 per share
                         (Title of Class of Securities)

                                   465141109
                                 (CUSIP Number)

                                 Martin Mushkin
                        Pomeranz Gottlieb & Mushkin, LLC
                       205 Lexington Avenue - 16th Floor
                              New York, NY  10016
                                  212-779-4233

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                               September 4, 1998
             (Date of Event with Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d.1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement: [  ]

CUSIP No. 465141109                                          (See Schedule A)

1)     Name of Reporting Person                       Naptha Holding Ltd.

       S.S. or I.R.S. Identification No.              (Intentionally
       of Above Person                                Omitted)

2)     Check the Appropriate Box if a                 (a) [  ]
       Member of a Group                              (b) [  ]

3)     SEC Use Only

4)     Source of Funds                                WC

5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)     [  ]

6)     Citizenship or Place of Organization           Israel


                      7)   Sole Voting Power          1,681,422 shares
                           ________________________________________________

Number of Shares      8)   Shared Voting Power        -0-
Beneficially Owned         ________________________________________________
by Reporting
Person with           9)   Sole Dispositive Power     1,681,422 shares
                           ________________________________________________

                      10)  Shared Dispositive Power   -0-

11)    Aggregate Amount Beneficially                  1,681,422 shares
       Owned By Each Reporting Person

12)    Check box if the Aggregate Amount              [  ]
       in Row(11) Excludes Certain Shares

13)    Percent of Class Represented by                53.6%

14)    Type of Reporting Person                       CO

CUSIP No. 465141109                                          (See Schedule B)

1)     Name of Reporting Person                       Naphtha Israel Petroleum
                                                      Corporation Ltd.

       S.S. or I.R.S. Identification No.              (Intentionally
       of Above Person                                Omitted)

2)     Check the Appropriate Box if a                 (a) [  ]
       Member of a Group                              (b) [  ]

3)     SEC Use Only

4)     Source of Funds                                WC

5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)     [  ]

6)     Citizenship or Place of Organization           Israel

                      7)   Sole Voting Power          -0-
                           ________________________________________________

Number of Shares      8)   Shared Voting Power        -0-
Beneficially Owned         ________________________________________________
by Reporting
Person with           9)   Sole Dispositive Power     -0-
                           ________________________________________________

                      10)  Shared Dispositive Power   -0-

11)    Aggregate Amount Beneficially                  -0-
       Owned By Each Reporting Person

12)    Check box if the Aggregate Amount              [  ]
       in Row(11) Excludes Certain Shares

13)    Percent of Class Represented by                N/A

14)    Type of Reporting Person                       CO

CUSIP No. 465141109                                          (See Schedule C)

1)     Name of Reporting Person                       J.O.E.L. Jerusalem Oil
                                                      Exploration Ltd.

       S.S. or I.R.S. Identification No.              (Intentionally
       of Above Person                                Omitted)

2)     Check the Appropriate Box if a                 (a) [  ]
       Member of a Group                              (b) [  ]

3)     SEC Use Only

4)     Source of Funds                                N/A

5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)     [  ]

6)     Citizenship or Place of Organization           Israel

                      7)   Sole Voting Power          -0-
                           ________________________________________________

Number of Shares      8)   Shared Voting Power        -0-
Beneficially Owned         ________________________________________________
by Reporting
Person with           9)   Sole Dispositive Power     -0-
                           ________________________________________________

                      10)  Shared Dispositive Power   -0-

11)    Aggregate Amount Beneficially                  -0-
       Owned By Each Reporting Person

12)    Check box if the Aggregate Amount              [  ]
       in Row(11) Excludes Certain Shares

13)    Percent of Class Represented by                N/A

14)    Type of Reporting Person                       CO

CUSIP No. 465141109                                          (See Schedule D)

1)     Name of Reporting Person                       Equital Ltd.

       S.S. or I.R.S. Identification No.              (Intentionally
       of Above Person                                Omitted)

2)     Check the Appropriate Box if a                 (a) [  ]
       Member of a Group                              (b) [  ]

3)     SEC Use Only

4)     Source of Funds                                N/A

5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)     [  ]

6)     Citizenship or Place of Organization           Israel

                      7)   Sole Voting Power          -0-
                           ________________________________________________

Number of Shares      8)   Shared Voting Power        -0-
Beneficially Owned         ________________________________________________
by Reporting
Person with           9)   Sole Dispositive Power     -0-
                           ________________________________________________

                      10)  Shared Dispositive Power   -0-

11)    Aggregate Amount Beneficially                  -0-
       Owned By Each Reporting Person

12)    Check box if the Aggregate Amount              [  ]
       in Row(11) Excludes Certain Shares

13)    Percent of Class Represented by                N/A

14)    Type of Reporting Person                       CO

CUSIP No. 465141109                                          (See Schedule K)

1)     Name of Reporting Person                       United Kingsway Ltd.

       S.S. or I.R.S. Identification No.              (Intentionally
       of Above Person                                Omitted)

2)     Check the Appropriate Box if a                 (a) [  ]
       Member of a Group                              (b) [  ]

3)     SEC Use Only

4)     Source of Funds                                N/A

5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)     [  ]

6)     Citizenship or Place of Organization           Nassau, Bahamas

                      7)   Sole Voting Power          -0-
                           ________________________________________________

Number of Shares      8)   Shared Voting Power        -0-
Beneficially Owned         ________________________________________________
by Reporting
Person with           9)   Sole Dispositive Power     -0-
                           ________________________________________________

                      10)  Shared Dispositive Power   -0-

11)    Aggregate Amount Beneficially                  -0-
       Owned By Each Reporting Person

12)    Check box if the Aggregate Amount              [  ]
       in Row(11) Excludes Certain Shares

13)    Percent of Class Represented by                N/A

14)    Type of Reporting Person                       CO

CUSIP No. 465141109                                          (See Schedule L)

1)     Name of Reporting Person                       YHK Investment LP

       S.S. or I.R.S. Identification No.              (Intentionally
       of Above Person                                Omitted)

2)     Check the Appropriate Box if a                 (a) [  ]
       Member of a Group                              (b) [  ]

3)     SEC Use Only

4)     Source of Funds                                [AF]

5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)     [  ]

6)     Citizenship or Place of Organization           Israel

                      7)   Sole Voting Power          -0-
                           ________________________________________________

Number of Shares      8)   Shared Voting Power        -0-
Beneficially Owned         ________________________________________________
by Reporting
Person with           9)   Sole Dispositive Power     -0-
                           ________________________________________________

                      10)  Shared Dispositive Power   -0-

11)    Aggregate Amount Beneficially                  -0-
       Owned By Each Reporting Person

12)    Check box if the Aggregate Amount              [  ]
       in Row(11) Excludes Certain Shares

13)    Percent of Class Represented by                -0-

14)    Type of Reporting Person                       PN

CUSIP No. 465141109                                          (See Schedule M)

1)     Name of Reporting Person                       Carmen Management and
                                                      Assets (1997) Ltd.

       S.S. or I.R.S. Identification No.              (Intentionally
       of Above Person                                Omitted)

2)     Check the Appropriate Box if a                 (a) [  ]
       Member of a Group                              (b) [  ]

3)     SEC Use Only

4)     Source of Funds                                N/A

5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)     [  ]

6)     Citizenship or Place of Organization           Israel

                      7)   Sole Voting Power          -0-
                           ________________________________________________

Number of Shares      8)   Shared Voting Power        -0-
Beneficially Owned         ________________________________________________
by Reporting
Person with           9)   Sole Dispositive Power     -0-
                           ________________________________________________

                      10)  Shared Dispositive Power   -0-

11)    Aggregate Amount Beneficially                  -0-
       Owned By Each Reporting Person

12)    Check box if the Aggregate Amount              [  ]
       in Row(11) Excludes Certain Shares

13)    Percent of Class Represented by                N/A

14)    Type of Reporting Person                       CO

CUSIP No. 465141109                                          (See Schedule N)

1)     Name of Reporting Person                       Avraham Livnat Ltd.

       S.S. or I.R.S. Identification No.              (Intentionally
       of Above Person                                Omitted)

2)     Check the Appropriate Box if a                 (a) [  ]
       Member of a Group                              (b) [  ]

3)     SEC Use Only

4)     Source of Funds                                N/A

5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)     [  ]

6)     Citizenship or Place of Organization           Israel

                      7)   Sole Voting Power          -0-
                           ________________________________________________

Number of Shares      8)   Shared Voting Power        -0-
Beneficially Owned         ________________________________________________
by Reporting
Person with           9)   Sole Dispositive Power     -0-
                           ________________________________________________

                      10)  Shared Dispositive Power   -0-

11)    Aggregate Amount Beneficially                  -0-
       Owned By Each Reporting Person

12)    Check box if the Aggregate Amount              [  ]
       in Row(11) Excludes Certain Shares

13)    Percent of Class Represented by                N/A

14)    Type of Reporting Person                       CO

       The Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 20, 1995,

1.     as amended by Amendment No. 1 filed with the Commission on January
       20, 1996,
2. as amended by Amendment No. 2 filed with the Commission on or about March 27, 1996,
3. as amended by Amendment No. 3 filed with the Commission on or about November 27, 1996,
4.     as amended by Amendment No. 4 filed with the Commission on February
       12, 1997,
5. as amended by Amendment No. 5 filed with the Commission on May 12, 1997,
6.     as amended by Amendment No. 6 filed with the Commission on October
       10, 1997, manually, and October 21, 1997, electronically, and
7. as amended by Amendment No. 7 filed with the Commission on January 13, 1998, electronically.

(collectively the "Schedule 13D") relating to the common stock, par value
$.01 per share, of Isramco, Inc., are hereby amended by adding the information set forth below. All capitalized terms herein have the meaning ascribed to them in Schedule 13D.

       This amendment is filed by United Kingsway Ltd. ("Kingsway"), Avraham Livnat Ltd., Carmen Management and Assets (1997) Ltd. ("Carmen Management"), YHK Investment LP ("YHK"), YHK General Managers, Ltd. ("YHK Managers"), Equital Ltd. ("Equital"), JOEL Jerusalem Oil Exploration Ltd. ("JOEL"), Naphtha Israel Petroleum Corporation Ltd. ("Naphtha"), and Naptha Holding Ltd. ("Holding").

Item 1.  Security and Issuer.

         The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share, ("shares") of Isramco, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is at: 1770 St. James Place, Ste 607, Houston, TX 77056.

Item 2.  Identity and Background.

         As reported more fully in Amendment No. 5 to the Schedule 13D, Kingsway and Complementary formed YHK. YHK controls Equital and through the chain shown in the annexed Chart of Ownership, it controls Isramco.

         Change in Reporting Persons: There has been a change in the officers and directors of JOEL Jerusalem Oil Exploration Ltd. and Equital. See Schedules C and D.

         Purchase of Shares on the Open Market: Effective in July 1998, the Issuer accomplished a ten for one split of its common stock. Fractional shares were not issued in accomplishing the reverse split. From August 26, 1998, through September 4, 1998, Holding purchased 104,800 shares of the Issuer (the "Shares") for $250,685.75, an average price of $2.39 per share. This changed the percentage of shares by the reporting person to 53.6%, assuming the exercise by Holding of warrants it holds to purchase 500,000 shares of Isramco.

         Principal Places of Business: The principal place of business of Holding, JOEL and Equital is 8, Granit Street, Kiryat Arie, Box 10188, Petach-Tikva, Israel 49222. The principal place of business of Carmen Management is 18 Hazayit Street, Karmey Yossef, Israel, 99797. The principal place of business of Avraham Livnat, Ltd., is 18 Hazayit Street, Karmey Yossef, Israel 99797.

         The filing of this Schedule 13D does not constitute an admission by any of the persons making this filing that such person are a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons deny that they should be deemed to be such a "group" and such persons are making this filing only because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

         During the last five years, none of the Reporting Persons, nor any of their officers and directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons, nor any of their officers and directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Holding used its working capital to purchase the 104,800 shares.

Item 4.  Purpose of the Transaction.

         The purchase of the Shares was made by Holding because it deemed the shares to be underpriced on the open market.

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of the class of securities being reported here beneficially owned by the Reporting Persons is 1,681,422 shares which is 53.6% of the outstanding shares assuming the exercise of all of the warrants to held by Holding (the "Shares"). The other persons who, together with the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act are indirect beneficial owners of these Shares.

         (b)  All power to vote the Shares is vested in Holding.

         (c) From time to time, the persons making this report may acquire additional securities of Isramco in the ordinary course of their business in market transactions.

Item 6. Contracts, Arrangements, understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Not applicable

                         CHART OF OWNERSHIP

                                           AVRAHAM LIVNAT LTD.
                                                |
                                                |  100%
                                                |/
UNITED KINGSWAY LTD                        CARMEN MANAGEMENT AND
(Owned by Haim Tsuff)                      ASSETS (1997) LTD.
   |                                       |
   |  74%                                  |  26%
   |                                       |
   |>-------Y.H.K. INVESTMENT              |
            LIMITED PARTNERSHIP (Israel)-<-|
             |
             |  42.3%
             |/
        EQUITAL LTD.
        |\   |
   9.6% |    |  43.4%
        |    |/
   ---->---J.O.E.L. LTD.----------<------------------|
   |         |                                       |
   | 27.3%   |  86.6%                                |
   |         |/                                      |
   |--<--NAPHTHA ISRAEL PETROLEUM                    |
         CORPORATION LTD.                            |  5.5%
             |                                       |
             |  100%                                 |
             |/                                      |
         NAPTHA HOLDING LTD.                         |\
             |                                       |
             |  53.6%                                |
             |/                                      |
         ISRAMCO INC.                                |
             |-------------------->------------------|
             |
             |/
         ISRAMCO OIL AND GAS LTD.
         GENERAL PARTNER
             |
             |/
         ISRAMCO NEGEV 2 LIMITED PARTNERSHIP

EXHIBIT 11

SIGNATURES AND JOINT FILING AGREEMENT

     Each of the undersigned hereby agrees that the Schedule 13D with respect to the common stock, par value $.01 per share, of Isramco, Inc. (to which this Agreement is attached as EXHIBIT 10), and all subsequent amendments, may be filed on behalf of each such person.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September ______, 1998

NAPTHA HOLDING LTD. ("HOLDING")                          Schedule A
NAPHTHA ISRAEL PETROLEUM CORPORATION LTD. ("Naphtha") Schedule B J.O.E.L. JERUSALEM OIL EXPLORATION LTD. ("J.O.E.L.") Schedule C
EQUITAL LTD. ("Equital")                                 Schedule D
UNITED KINGSWAY LTD. ("United")                          Schedule K
YHK INVESTMENT LIMITED PARTNERSHIP ("YHK")               Schedule L
CARMEN MANAGEMENT AND ASSETS (1997) LTD.                 Schedule M
AVRAHAM LIVNAT LTD.                                      Schedule N

By:  ____/s/__________________________________________
     Pinchas Pinchas, Attorney in Fact
     See powers of attorney filed with prior Amendments.

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF NAPTHA HOLDING LTD. ("HOLDING")

Name                  Title                    Address

Jackob Maimon         Director                 10 Izack Sade Street
                                               Petach-Tikva

Yossi Levy            Director                 5 Mishmar Hashlosha Street
                                               Rishon Letzion

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF NAPHTHA ISRAEL PETROLEUM CORP. LTD.

Name                  Title                    Address

Jackob Maimon <F1>    Chairman of the Board    10 Izack Sade Street
                                               Netach-Tikva

Yossi Levy <F1>       General Manager          5 Mishmar Haslosha Street
                                               Rishon Letzion

Pinchas Pinchas <F1>  Comptroller              82b Katz Street
                                               Petach-Tikva

Anat Riner <F1>       Director                 154 Rotshild Street
                                               Petach-Tikva

Meir Avrahami <F2>    Director                 6 Rhash Street
                                               Hadera

ReviveTal Ltd.        Director <F2>            8 Granit Street
                                               Kiryat Arie
                                               Petach-Tikva 49222

Revive Gal Ltd.       Director <F2>            8 Granit Street
                                               Kiryat Arie
                                               Petach-Tikva 49222

Revive Ad Ltd.        Director <F2>            8 Granit Street
                                               Kiryat Arie
                                               Petach-Tikva 49222

Revive Dan Ltd.       Director <F2>            8 Granit Street
                                               Kiryat Arie
                                               Petach-Tikva 49222
<F1> Citizen of Israel
<F2> Company wholly owned by J.O.E.L.  These companies are all organized under Israeli law, and were established to hold directorships.

SCHEDULE C

DIRECTORS AND EXECUTIVE OFFICERS OF J.O.E.L. JERUSALEM OIL EXPLORATION LTD.

Name                  Title                    Address

Michal Malcah         Director                 5 Kasani Street
                      Advocate                 Ramat Aviv, Tel Aviv, Israel

Baruch Kirshstein     Director                 10 Alfassi Street
                                               Jerusalem, Israel
    General Manager of B. Kirsharein Ltd.

Moshe Mitelman, Ph.D. Director                 39 Dibell Reoven Street
                                               Petach-Tikva

Haim Margalit         Director                 17 Ailanot, Kfar Maas
    Proprietor of a metal coating manufacturing business

Bordostone Ltd.       Director <F3>            8 Granit Street,
                                               Kiryat Arie,
                                               Petach-Tikva

Pinkstone Ltd.        Director <F3>            8 Granit Street,
                                               Kiryat Arie
                                               Petach-Tikva

David David           General Manager          7 Tidhar Street, Ramat-Efal

Pinchas Pinchas       Comptroller              82B Katz Street, Petach-Tikva

Anmon Argaman, CPA    Internal Auditor
<F3> Wholly owned by YHK General Managers, Ltd.  All of these companies are organized under Israeli law, and were established to hold directorships.

SCHEDULE D

DIRECTORS AND EXECUTIVE OFFICERS OF EQUITAL LTD.

Name                  Title                    Address

Dr. Esti Bat <F1>     Director                 2 Dow Gruner
                                               Herzliya, Israel
    Marketing Manager, Lecturer at the Tel-Aviv University

Michael Gutman        General Manager

Blackstone Ltd.       Director <F3>            8 Granit Street,
                                               Kiryat Arie,
                                               Petach-Tikva

Orangestone Ltd.      Director <F3>            8 Granit Street,
                                               Kiryat Arie,
                                               Petach-Tikva

Pinkstone Ltd.        Director <F3>            8 Granit Street,
                                               Kiryat Arie,
                                               Petach-Tikva

Bordostone Ltd.       Director <F3>            8 Granit Street,
                                               Kiryat Arie,
                                               Petach-Tikva

Vivian Turgeman <F1>  Director                 17 Rabina Street, Ramat Aviv
    Manager of jewelry establishment           Tel-Aviv

Joseph From <F1>      General Manager          8 Igal Alon
                      Herzeliya, Israel

Pinchas Pinchas       Comptroller              82B Katz Street
                                               Petach Tikva, Israel
<F1> Citizen of Israel
<F3> Wholly owned by YHK General Managers, Ltd.  All of these companies were organized under Israeli law, and were established to hold directorships.

SCHEDULE K

DIRECTORS AND EXECUTIVE OFFICERS OF UNITED KINGSWAY LTD.

Name                  Title                    Address

Haim Tsuff            Director                 12 Haporzim Street
                      Sole Shareholder         Petach Tikva, Israel
    Manager of several companies
    Citizen of Israel and the Netherlands

SCHEDULE L

DIRECTORS AND EXECUTIVE OFFICERS OF YHK INVESTMENTS LIMITED PARTNERSHIP

General Partner  (0.02%)

    YHK General Managers, Ltd.

The Executive Officers of the General Partner are:

    Not appointed yet.

Directors

    Zeev Livnat
    26 Hanarkis Street, Karmey-Yossef, Israel

    Haim Tsuff
    12 Haporzim Street, Petach Tikva, Israel
         Manager of several companies
         Citizen of Israel and the Netherlands

    Josef Tsuff
         Pensioner
    12 Haporzim Street, Petach Tikva, Israel

    Tina Miamon-Arckens (Homemaker)
    38 Bilu Street, Hertzliya, Israel

Limited Partners

    The limited partners of YHK are Carmen Management and Assets (1997), Ltd. (25.99%) and United Kingsway Ltd. (73.99%)

See Schedule K regarding Kingsway.

SCHEDULE M

DIRECTORS AND EXECUTIVE OFFICERS OF CARMEN MANAGEMENT AND ASSETS (1997) LTD.

Name                  Title                    Address

Avraham Livnat <F4>   Director/Shareholder     18 Hazayit Street
                                               Karmey Yossef, Israel
     Principal occupation: Investor/Businessman

Zeev Livnat <F4>      Director                 26 Hanarkis Street
                                               Karmey Yossef, Israel
     Principal occupation:  Investor/Businessman

Zvi Livnat <F4>       Director                 12 Hayasmin
                                               Karmey Yossef, Israel
     Principal occupation:  Investor/Businessman

Shai Livnat <F4>      Director                 50 Dizengoff Street
                                               Tel-Aviv, Isral
     Principal occupation:  Investor/Businessman
<F4> All individuals on this Schedule are Israeli citizens.

SCHEDULE N

DIRECTORS, EXECUTIVE OFFICERS AND SHAREHOLDERS OF AVRAHAM LIVNAT LTD.

Name                  Title                    Address

Avraham Livnat <F4>   Director/20% Shareholder 18 Hazayit Street
                                               Karmey Yossef, Israel
     Principal occupation:  Investor/Businessman

Rachel Livnat <F4>    Director/20%Shareholder  18 Hazayit Street
                                               Karmey Yossef, Israel
     Principal occupation: Homemaker

Zeev Livnat <F4>      20% Shareholder          26 Hanarkis Street
                                               Karmey Yossef, Israel
     Principal occupation:  Investor/Businessman

Zvi Livnat <F4>       20% Shareholder          12 Hayasmin
                                               Karmey Yossef, Israel
     Principal occupation:  Investor/Businessman

Shai Livnat <F4>      20% Shareholder          50 Dizengoff Street
                                               Tel-Aviv, Israel
     Principal occupation:  Investor/Businessman
<F4> All individuals on this Schedule are Israeli citizens.